Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2024 and 2023

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2024 (Unaudited)		December 31, 2023 (Audited)		March 31, 2023 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,330	6	$33,824	6	$38,716	7
Financial assets at fair value through profit or loss	1	—	1	—	4	—
Hedging financial assets	—	—	—	—	1	—
Contract assets	6,986	2	6,713	1	6,124	1
Trade notes and accounts receivable, net	22,624	4	24,842	5	20,990	4
Receivables from related parties	77	—	78	—	48	—
Inventories	11,113	2	11,521	2	12,024	2
Prepayments	5,921	1	2,840	1	5,484	1
Other current monetary assets	27,795	5	20,352	4	19,981	4
Incremental costs of obtaining contracts	271	—	211	—	—	—
Other current assets	3,121	1	2,822	1	3,842	1

Total current assets	111,239	21	103,204	20	107,214	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,080	—	1,036	—	1,074	—
Financial assets at fair value through other comprehensive income	5,069	1	4,412	1	4,040	1
Investments accounted for using equity method	8,362	2	8,252	2	7,035	1
Contract assets	4,017	1	3,769	1	3,345	1
Property, plant and equipment	287,065	54	292,338	56	289,265	56
Right-of-use assets	11,123	2	11,238	2	11,094	2
Investment properties	11,517	2	9,805	2	8,993	2
Intangible assets	71,096	13	72,727	14	77,557	15
Deferred income tax assets	2,076	1	2,099	—	2,154	—
Incremental costs of obtaining contracts	976	—	939	—	955	—
Net defined benefit assets	6,138	1	5,963	1	5,429	1
Prepayments	3,618	1	3,330	—	1,695	—
Other noncurrent assets	4,803	1	4,629	1	4,473	1

Total noncurrent assets	416,940	79	420,537	80	417,109	80

TOTAL	$528,179	100	$523,741	100	$524,323	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$465	—	$585	—	$342	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging financial liabilities	—	—	—	—	—	—
Contract liabilities	14,293	3	14,088	3	12,898	2
Trade notes and accounts payable	9,806	2	14,396	3	9,973	2
Payables to related parties	186	—	385	—	278	—
Current tax liabilities	9,313	2	6,613	1	9,732	2
Lease liabilities	3,449	1	3,505	1	3,319	1
Other payables	22,937	4	25,257	5	21,965	4
Provisions	317	—	337	—	223	—
Current portion of long-term loans	1,600	—	1,600	—	—	—
Other current liabilities	982	—	984	—	974	—

Total current liabilities	63,348	12	67,750	13	59,704	11

NONCURRENT LIABILITIES
Long-term loans	—	—	—	—	1,600	—
Bonds payable	30,484	6	30,483	6	30,479	7
Contract liabilities	7,559	2	7,560	2	7,665	2
Deferred income tax liabilities	2,517	1	2,461	1	2,336	—
Provisions	492	—	485	—	465	—
Lease liabilities	7,399	1	7,470	1	7,244	2
Customers’ deposits	5,105	1	5,309	1	5,012	1
Net defined benefit liabilities	2,126	—	2,098	—	2,267	—
Other noncurrent liabilities	7,125	1	7,406	1	6,759	1

Total noncurrent liabilities	62,807	12	63,272	12	63,827	13

Total liabilities	126,155	24	131,022	25	123,531	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,828	28	149,828	29	149,853	29

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,899	—	2,899	—	3,084	—
Unappropriated earnings	81,069	16	72,059	14	80,448	15

Total retained earnings	161,542	31	152,532	29	161,106	30

Others	1,081	—	353	—	267	—

Total equity attributable to stockholders of the parent	390,025	74	380,287	73	388,800	74
NONCONTROLLING INTERESTS	11,999	2	12,432	2	11,992	2

Total equity	402,024	76	392,719	75	400,792	76

TOTAL	$528,179	100	$523,741	100	$524,323	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%
REVENUES	$54,943	100	$54,211	100
OPERATING COSTS	34,454	63	33,630	62

GROSS PROFIT	20,489	37	20,581	38

OPERATING EXPENSES
Marketing	5,931	10	5,672	11
General and administrative	1,637	3	1,657	3
Research and development	943	2	978	2
Expected credit loss	56	—	100	—

Total operating expenses	8,567	15	8,407	16

OTHER INCOME AND EXPENSES	3	—	—	—

INCOME FROM OPERATIONS	11,925	22	12,174	22

NON-OPERATING INCOME AND EXPENSES
Interest income	156	—	118	—
Other income	38	—	45	—
Other gains and losses	15	—	(104)	—
Interest expense	(83)	—	(76)	—
Share of profits of associates and joint ventures accounted for using equity method	13	—	97	—

Total non-operating income and expenses	139	—	80	—

INCOME BEFORE INCOME TAX	12,064	22	12,254	22
INCOME TAX EXPENSE	2,814	5	2,832	5

NET INCOME	9,250	17	9,422	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	627	1	549	1
Gain or loss on hedging instruments subject to basis adjustment	—	—	(12)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$—	—	$10	—

	627	1	547	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	104	—	(47)	—
Share of other comprehensive loss of associates and joint ventures	25	—	(1)	—

	129	—	(48)	—

Total other comprehensive income, net of income tax	756	1	499	1

TOTAL COMPREHENSIVE INCOME	$10,006	18	$9,921	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,010	17	$9,170	17
Noncontrolling interests	240	—	252	—

	$9,250	17	$9,422	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,738	18	$9,670	18
Noncontrolling interests	268	—	251	—

	$10,006	18	$9,921	18

EARNINGS PER SHARE
Basic	$1.16		$1.18

Diluted	$1.16		$1.18

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(676)	(676)
Net income for the three months ended March 31, 2023	—	—	—	—	9,170	9,170	—	—	—	—	9,170	252	9,422
Other comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	10	10	(45)	547	(12)	490	500	(1)	499

Total comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	9,180	9,180	(45)	547	(12)	490	9,670	251	9,921

Share-based payment transactions of subsidiaries	—	9	—	—	—	—	—	—	—	—	9	(6)	3
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	15	15

BALANCE, MARCH 31, 2023	$77,574	$149,853	$77,574	$3,084	$80,448	$161,106	$(156)	$422	$1	$267	$388,800	$11,992	$400,792

BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(717)	(717)
Net income for the three months ended March 31, 2024	—	—	—	—	9,010	9,010	—	—	—	—	9,010	240	9,250
Other comprehensive income for the three months ended March 31, 2024	—	—	—	—	—	—	101	627	—	728	728	28	756

Total comprehensive income for the three months ended March 31, 2024	—	—	—	—	9,010	9,010	101	627	—	728	9,738	268	10,006

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	16	16

BALANCE, MARCH 31, 2024	$77,574	$149,828	$77,574	$2,899	$81,069	$161,542	$(67)	$1,148	$—	$1,081	$390,025	$11,999	$402,024

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,064	$12,254
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,236	8,204
Amortization	1,672	1,678
Amortization of incremental costs of obtaining contracts	215	214
Expected credit loss	56	100
Interest expense	83	76
Interest income	(156)	(118)
Compensation cost of share-based payment transactions	3	3
Share of profits of associates and joint ventures accounted for using equity method	(13)	(97)
Loss (gain) on disposal of property, plant and equipment	(3)	—
Gain on disposal of financial instruments	(1)	—
Gain on disposal of investments accounted for using equity method	(77)	—
Provision for impairment loss and obsolescence of inventory	26	5
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	62	46
Others	15	9
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(521)	(277)
Trade notes and accounts receivable	2,163	3,586
Receivables from related parties	1	27
Inventories	382	(713)
Prepayments	(3,028)	(3,053)
Other current monetary assets	33	(503)
Other current assets	(299)	(287)
Incremental cost of obtaining contracts	(312)	(189)
Increase (decrease) in:
Contract liabilities	204	(501)
Trade notes and accounts payable	(4,589)	(6,456)
Payables to related parties	(199)	(261)
Other payables	(1,628)	(2,537)
Provisions	(13)	289
Other current liabilities	(1)	(33)
Net defined benefit plans	(147)	(182)

Cash generated from operations	14,228	11,284
Interests paid	(65)	(58)
Income taxes paid	(35)	(20)

Net cash provided by operating activities	14,128	11,206

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(30)	$—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	3	—
Acquisition of financial assets at fair value through profit or loss	(109)	(100)
Proceeds from disposal of financial assets at fair value through profit or loss	5	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	—	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(19,414)	(16,106)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	11,842	261
Acquisition of property, plant and equipment	(5,043)	(5,418)
Proceeds from disposal of property, plant and equipment	5	3
Acquisition of intangible assets	(40)	(46)
Decrease (increase) in other noncurrent assets	(165)	212
Increase in prepayments for leases	(341)	—
Interests received	149	99
Dividends received	151	—

Net cash used in investing activities	(12,987)	(21,095)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	265	856
Repayments of short-term loans	(385)	(1,236)
Decrease in customers’ deposits	(205)	(153)
Payments for the principal of lease liabilities	(1,055)	(1,091)
Increase (decrease) in other noncurrent liabilities	(281)	33
Cash dividends distributed to noncontrolling interests	(4)	(6)
Change in other noncontrolling interests	13	15

Net cash used in financing activities	(1,652)	(1,582)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	17	(6)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2024	2023
NET DECREASE IN CASH AND CASH EQUIVALENTS	$(494)	$(11,477)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,824	50,193

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,330	$38,716

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2024 and 2023

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2024 and 2023 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.